August 28, 2013

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Independent Bank Corporation
Application for Withdrawal
Registration Statement on Form S-1 (SEC File No. 333-190784)

Ladies and Gentleman:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), Independent Bank Corporation (the "Company") respectfully requests, effective as of the earliest practicable date, the withdrawal of the Company's Registration Statement on Form S-1 (Registration No. 333-190784), filed on August 23, 2013.

The Company is making this withdrawal request because, due to a printer error, the Registration Statement was mistakenly filed with the wrong EDGAR code under form type S-1 instead of form type S-1MEF, which is a new registration statement filed under Rule 462(b) to register additional shares in connection with the Company's Registration Statement on Form S-1, as amended (Registration No.  333-190513), which was declared effective on August 22, 2013.  Immediately after the error was discovered, the Company re-filed its Registration Statement under form type S-1MEF (Registration No. 333-190785).  The Company requests that the Commission consent to this application with respect to the Registration Statement on form type S-1 (Registration No. 333-190784) on the grounds that withdrawal thereof is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

Should you have any questions regarding this request for withdrawal, please contact the Company's legal counsel, Kimberly Baber, at (616) 336-6851.

Thank you for your assistance in this matter.

Sincerely,

/s/ Robert N. Shuster
Robert N. Shuster Executive Vice President and CFO